TBM Holdings, Inc.

USA, 2770 S MARYLAND PKWY SUITE #302 Las Vegas, NV, 89109

tel: 1-702-7313535

fax: 1-702-7313388

October 16, 2007

VIA EDGAR

Mr. Hugh West

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	TBM Holdings, Inc.
Registration Statement on Form 10-SB filed September 13, 2007

File No. 0-52809

Dear Mr. West:

On behalf of the above referenced Nevada corporation (the “Company” or “Registrant”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10-SB (File No. 0-52809), effective October 16, 2007. We intend to refile the Registration Statement upon satisfactory resolution of the issues raised in your comment letter dated September 243, 2007.

If you should have any questions or comments regarding this request for withdrawal, please contact our legal counsel, Andrew I. Telsey, at (303) 768-9221.

Yours very truly,

TBM HOLDINGS, INC.

s/Eduard Lozovskyy

Eduard Lozovskyy

Chief Executive Officer